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Map data ©2020
Women-ledCoffeeWheelchair AccessibleTakeout
@Oak & Main

Coffee Shop

225 N Main St
Nicholasville, KY 40356
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INVESTMENT OPPORTUNITY
@Oak & Main is seeking investment to purchase equipment, renovations, help get money back into the community.
Expanding LocationAdding A Location
Early Investor Bonus: The investment multiple is increased to 1.6 for the next $25,000 invested.
Profile
Pitch
Data
Discussion
Business Overview
The Team
Kara
Hoagland

I'm Kara, the sole proprietor of @Oak & Main, LLC. I am a mom to two beautiful girls, a sister, a LEO wife, a dog mom and lover of all things true crime and cosmetics! I have a background in criminal justice, psychology and have worked in the cosmetics and marketing industries. With some encouragement from the best of friends and family I decided to take a giant leap and open a brick and mortar in my hometown. I had no idea I would have this much fun with it! I am amazed at the incredible support I have received from all of you! I am excited to see where this journey takes me!

This is a preview. It will become public when you start accepting investment.

@Oak & Main is a woman-owned, family-operated business. We are a brother, sister, and father operation. Between all of us, we have been restaurant managers, master baristas, licensed food managers. With backgrounds in business management, marketing, and commercial baking. We have lived in Nicholasville, KY the majority of our lives, and want to give back by encouraging new growth in the community we love and call home. Plus, there are no other coffee shops in town!

We have started renovations in our location and are in the process of securing our equipment, but we need your help!

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$25,000

TARGET

$50,000

MAXIMUM

This investment round closes on November 18, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
space build-out $10,700
equipment $10,000
furniture/decor $1,500
licensing/training $1,300
Mainvest Compensation $1,500
Total $25,000
Summary of Terms
Legal Business Name @Oak & Main, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 2.5%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Documents
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$250,000	$275,000	$294,250	$308,962	$318,229
Cost of Goods Sold	$62,500	$68,750	$73,562	$77,239	$79,555
Gross Profit	$187,500	$206,250	$220,688	$231,723	$238,674

EXPENSES

Rent	$18,300	$18,757	$19,225	$19,705	$20,197
Utilities	$2,160	$2,214	$2,269	$2,325	$2,383
Insurance	$960	$984	$1,008	$1,033	$1,058
Operating Profit	$166,080	$184,295	$198,186	$208,660	$215,036

This information is provided by @Oak & Main. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition

breaking even - it is a new business and we believe it says a lot about our management skills by keeping it afloat during the pandemic

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the @Oak & Main, LLC's fundraising. However, @Oak & Main, LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of @Oak & Main, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events

over which @Oak & Main, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, @Oak & Main, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt @Oak & Main, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect @Oak & Main, LLC's financial performance or ability to continue to operate. In the event @Oak & Main, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of @Oak & Main, LLC, and the revenue of @Oak & Main, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Services

@Oak & Main operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

@Oak & Main is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. @Oak & Main competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from @Oak & Main's core business or the inability to compete successfully against the with other competitors could negatively affect @Oak & Main's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in @Oak & Main's management or vote on and/or influence any managerial decisions regarding @Oak & Main. Furthermore, if the founders or other key personnel of @Oak & Main were to leave @Oak & Main or become unable to work, @Oak & Main (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even

after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

@Oak & Main might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If @Oak & Main is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt @Oak & Main

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect @Oak & Main's financial performance or ability to continue to operate. In the event @Oak & Main ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither @Oak & Main nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

@Oak & Main will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and @Oak & Main is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although @Oak & Main will carry some insurance, @Oak & Main may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, @Oak & Main could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect @Oak & Main's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of @Oak & Main's management will coincide: you both want @Oak & Main to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want @Oak & Main to act conservative to make sure they are best equipped to repay the Note obligations, while @Oak & Main might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If @Oak & Main needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with @Oak & Main or management), which is responsible for monitoring @Oak & Main's compliance with the law. @Oak & Main will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if @Oak & Main is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if @Oak & Main fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of @Oak & Main to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

This information is provided by @Oak & Main. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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